James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 30 September 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 26 September 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Standard Form TR-1 Standard form for notification of major holdings 2. Reason for the notification (please tick the appropriate box or boxes): [ X ] An acquisition or disposal of voting rights [ ] An acquisition or disposal of financial instruments [ ] An event changing the breakdown of voting rights [ ] Other (please specify) iii: 3. Details of person subject to the notification obligation iv : Name: City and country of registered office (if applicable): 4. Full name of shareholder(s) (if different from 3.) v: 8. Total positions of person(s) subject to the notification obligation: A: Voting rights attached to shares Class/type of % of voting rights through financial instruments (total of 9.B.1 + 9.B.2) 0.22% STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. IE000R94NGM2 BOSTON, US STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED SSGA FUNDS MANAGEMENT, INC. Total number of voting rights of issuer vii STATE STREET CORPORATION STATE STREET GLOBAL ADVISORS, LTD. 579,167,237 Number of voting rights ix 2.66% 7. Threshold(s) that is/are crossed or reached: 5. Date on which the threshold was crossed or reached vi: JAMES HARDIE INDUSTRIES plc 16,674,774 % of voting rights 3.88% % of voting rights attached to shares (total of 9.A) 2.88% 19-Sep-2025 Indirect shares ISIN CODE (if possible) Position of previous notification (if applicable) Indirect 6. Date on which issuer notified: 9. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii: STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Ordinary Ordinary AU000000JHX1 Direct 26-Sep-2025 Below 3.00% Total of both in % (9.A + 9.B) 3.88% SUBTOTAL A 1,301,246 15,373,528 Resulting situation on the date on which threshold was crossed or reached NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland) i 2.88% Direct 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: 2.88%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations [ ] Person subject to the notification obligation is not controlled by any natural person or legal [ X ] Full chain of controlled undertakings through which the voting rights and/or the and voting 12. Additional information xvi: Done at on 0.02% Exercise/ Conversion Period xi STATE STREET GLOBAL ADVISORS ASIA LIMITED SUBTOTAL B.1 SSGA FUNDS MANAGEMENT, INC. Name xv STATE STREET BANK AND TRUST COMPANY Total of both if it equals or is higher than the notifiable threshold 0.32% % of voting rights STATE STREET GLOBAL ADVISORS LIMITED Number of voting rights that may be acquired if the instrument is exercised/converted. 11. In case of proxy voting: Number of voting rights 10. Information in relation to the person subject to the notification obligation (please tick the applicable box): financial instruments are effectively held starting with the ultimate controlling natural person or legal entity xiv: SUBTOTAL B.2 Physical or cash settlement xii 2.88% 0.16% 2.88% 0.99% 0.16% 0.06% STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET CORPORATION Expiration date x STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Type of financial instrument 0.99% 0.21% 0.02% 1.09% B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations Type of financial instrument 0.02% 0.01% entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer. xiii will cease to hold % of voting rights Expiration date x % of voting rights if it equals or is higher than the notifiable threshold 0.21% 0.32% 0.02% 1.09% % of voting rights through financial instruments if it equals or is higher than the notifiable threshold STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 26-Sep-2025. 0.06% 0.01% Exercise/ Conversion Period xi STATE STREET GLOBAL ADVISORS, LTD. BOSTON MA USA rights as of